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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 5)

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

WSP Holdings Limited
(Name of the Issuer)

WSP Holdings Limited
WSP OCTG GROUP Ltd.
JM OCTG GROUP Ltd.
Mr. Longhua Piao
Expert Master Holdings Limited
UMW China Ventures (L) Ltd.
UMW Petropipe (L) Ltd.
UMW Holdings Berhad
Mr. Jubao Xie
H.D.S. Investments LLC
(Names of Persons Filing Statement)

Ordinary Shares
(Title of Class of Securities)

92934F104
(CUSIP Number)

WSP Holdings Limited No. 38 Zhujiang Road, Xinqu, Wuxi Jiangsu Province, People's Republic of China Tel: +86-510-8536-0632	UMW China Ventures (L) Ltd. UMW Petropipe (L) Ltd. UMW Holdings Berhad Brumby Centre, Lot 42, Jalan Muhibbah Labuan, F.T. Malaysia Tel: +603 5163-5000
Longhua Piao Expert Master Holdings Limited No. 38 Zhujiang Road, Xinqu, Wuxi Jiangsu Province, People's Republic of China Tel: +86-510-8536-0632	Jubao Xie H.D.S. Investments LLC Room #405, Bldg C, Wangzhuang Science & Technology Innovation Park, No. 4 Longshan Road, New District Wuxi, Jiangsu Province, P.R. China Tel: +86-510-8273-7658
WSP OCTG GROUP Ltd. JM OCTG GROUP Ltd. Room #405, Bldg C, Wangzhuang Science & Technology Innovation Park, No. 4 Longshan Road, New District Wuxi, Jiangsu Province, P.R. China Tel: +86-510-8273-7658

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Benjamin Su, Esq. Jesse Sheley, Esq. Pierre-Luc Arsenault, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen's Road, Central Hong Kong	Steven Liu, Esq. Gunderson Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP Suite 2101, Building C, Yintai Center #2 Jianguomenwai Ave., Chaoyang District Beijing 100022, P.R.China

This statement is filed in connection with (check the appropriate box):

  ☐  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  ☐  The filing of a registration statement under the Securities Act of 1933.

  ☐  A tender offer

  ☒  None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$17,400,072	$2,374

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the aggregate cash payment for the proposed per share merger consideration of $0.32 for 54,375,226 outstanding ordinary shares of the issuer subject to the transaction (the "Transaction Valuation").

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2013, was calculated by multiplying the Transaction Valuation by 0.00013640.

INTRODUCTION

        This Amendment No. 4 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this "Transaction Statement"), is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), jointly by the following persons (each, a "Filing Person," and collectively, the "Filing Persons"): (a) WSP Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company"), the issuer of the registered ordinary shares, par value $0.0001 per share (each, a "Share" and collectively, the "Shares"), including the Shares represented by the American depositary shares ("ADSs"), each representing ten Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) WSP OCTG GROUP Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"); (c) JM OCTG GROUP Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Merger Sub"); (d) Mr. Longhua Piao, Chairman of the board of directors and chief executive officer of the Company ("Mr. Piao"); (e) Expert Master Holdings Limited, a British Virgin Islands company, which is wholly-owned by Mr. Piao ("EMH"); (f) UMW China Ventures (L) Ltd., a company incorporated in Malaysia ("UMW China"); (g) UMW Petropipe (L) Ltd., a company incorporated in Malaysia and the 100% shareholder of UMW China ("UMW Petropipe"); (h) UMW Holdings Berhad, a company incorporated in Malaysia and the 100% shareholder of UMW Petropipe (L) Ltd. whose shares are listed on the Malaysian Stock Exchange (together with UMW China and UMW Petropipe, "UMW"); (j) Mr. Jubao Xie, the sole director and the controlling shareholder of H.D.S. Investments LLC ("Mr. Xie"); and (k) H.D.S. Investments LLC, a limited liability company formed in the State of Washington ("HDS"). EMH, wholly-owned by Mr. Piao, and UMW are collectively referred to herein as the "Rollover Shareholders." Parent, Merger Sub and HDS, together with the Rollover Shareholders are collectively referred to herein as the "Buyer Group."

        On February 21, 2013, Parent, Merger Sub and the Company entered into an agreement and plan of merger, which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the merger agreement (the "plan of merger"), providing for the merger of Merger Sub with and into the Company (the "merger"), with the Company continuing as the surviving company after the merger. On August 15, 2013, Parent, Merger Sub and the Company entered into an amendment to the agreement and plan of merger (together with the agreement and plan of merger, the "merger agreement"), which extended the termination date of the merger agreement from August 21, 2013 to December 31, 2013. At the effective time of the merger, Parent and Merger Sub will be beneficially owned by (a) HDS, which is beneficially owned by Mr. Xie, (b) EMH, which is wholly-owned by Mr. Piao, and (c) UMW.

        Under the terms of the merger agreement, at the effective time of the merger, other than (a) Shares owned by Parent, Merger Sub or the Company (as treasury Shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, in each case, immediately prior to the effective time of the merger; (b) the Rollover Shares (as defined below); and (c) the Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under the Cayman Islands Companies Law (the "Dissenting Shares" and, together with the Shares referred to in clause (a) and the Rollover Shares, the "Excluded Shares"), each Share, issued and outstanding immediately prior to the effective time of the merger, will be cancelled and cease to exist in exchange for the right to receive $0.32 per Share and, for the avoidance of doubt, because each ADS represents ten Shares, each issued and outstanding ADS will represent the right to surrender the ADS in exchange for $3.20 in cash without interest (less $0.05 per ADS cancellation fees payable by holders of ADSs pursuant to the deposit agreement, dated December 6, 2007, as amended on February 1, 2012, among the Company, JPMorgan Chase Bank, N.A., as depositary (the "ADS depositary") and all holders of American depositary receipts issued thereunder (the "Deposit

Agreement")), in each case, net of any applicable withholding taxes. The Rollover Shareholders have entered into a rollover agreement (the "rollover agreement") with Parent and Merger Sub pursuant to which they have agreed to contribute to Parent the Shares owned by them, representing approximately 73.4% of the outstanding Shares as of February 21, 2013 (the "Rollover Shares"), in exchange for an equity interest in Parent at the same price per share of Parent as is paid by HDS at the closing such that each of the Rollover Shareholders, following the closing, will own an equity interest in Parent corresponding to its percentage ownership in the Company prior to the effective time of the merger. The Dissenting Shares will be cancelled and cease to exist for the fair value of the Shares as described in more detail below.

        The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the extraordinary general meeting.

        The Company will make available to its shareholders a proxy statement (the "Proxy Statement," a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement, including the merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

        The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

        All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has produced any disclosure with respect to any other Filing Person.

Item 1    Summary Term Sheet

        The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

Item 2    Subject Company Information

  (a)
  Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Summary Term Sheet — The Parties Involved in the Merger"

  (b)
  Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "The Extraordinary General Meeting — Record Date and Voting"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (c)
  Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the Company's ADSs, Dividends and Other Matters"

  (d)
  Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Market Price of the Company's ADSs, Dividends and Other Matters"

  (e)
  Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

  (f)
  Prior Stock Purchase. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

Item 3    Identity and Background of Filing Person

  (a)
  Name and Address. WSP Holdings Limited is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — The Parties Involved in the Merger"

  •
  "Annex D — Directors and Executive Officers of the Company and Each Entity in the Buyer Group"

  (b)
  Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — The Parties Involved in the Merger"

  •
  "Annex D — Directors and Executive Officers of the Company and Each Entity in the Buyer Group"

  (c)
  Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — The Parties Involved in the Merger"

  •
  "Annex D — Directors and Executive Officers of the Company and Each Entity in the Buyer Group"

Item 4    Terms of the Transaction

  (a)-(1)  Material Terms.
  Not applicable.

  (a)-(2)  Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Summary Term Sheet"

    •
    "Questions and Answers about the Extraordinary General Meeting and the Merger"

    •
    "Special Factors"

    •
    "The Extraordinary General Meeting"

    •
    "The Merger Agreement and Plan of Merger"

    •
    "Material U.S. Federal Income Tax Considerations"

    •
    "Material PRC Income Tax Considerations"

    •
    "Material Cayman Islands Tax Considerations"

    •
    "Annex A — Agreement and Plan of Merger"

  (c)
  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Interests of the Company's Executive Officers and Directors in the Merger"

  •
  "Special Factors — Interests of Certain Persons in the Merger"

  •
  "The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A — Agreement and Plan of Merger"

  (d)
  Dissenter Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Dissenter Rights of Shareholders and ADS Holders"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Dissenter Rights"

  •
  "Annex C — Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238"

  (e)
  Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Provisions for Unaffiliated Security Holders"

  (f)
  Eligibility of Listing or Trading.

    Not applicable.

Item 5    Past Contracts, Transactions, Negotiations and Agreements

  (a)
  Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors — Related Party Transactions"

    •
    "Transactions in the Shares and ADSs"

  (b)
  Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors — Purpose and Reasons of the Buyer Group for the Merger"

  •
  "Special Factors — Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A — Agreement and Plan of Merger"

  (c)
  Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Plans for the Company after the Merger"

  •
  "Special Factors — Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A — Agreement and Plan of Merger"

  (e)
  Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Rollover Agreement"

  •
  "Summary Term Sheet — Voting Agreements"

  •
  "Summary Term Sheet — Financing of the Merger"

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Plans for the Company after the Merger"

  •
  "Special Factors — Financing"

  •
  "Special Factors — Interests of Certain Persons in the Merger"

  •
  "Special Factors — Voting by the Continuing Shareholders at the Extraordinary General Meeting"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Transactions in the Shares and ADSs"

  •
  "Annex A — Agreement and Plan of Merger"

Item 6    Purposes of the Transaction and Plans or Proposals

  (b)
  Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

    •
    "Special Factors — Purpose and Reasons of the Buyer Group for the Merger"

    •
    "Special Factors — Effect of the Merger on the Company"

    •
    "The Merger Agreement and Plan of Merger"

    •
    "Annex A — Agreement and Plan of Merger"

  (c)(1)-(8)  Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Summary Term Sheet — The Merger"

    •
    "Summary Term Sheet — Purposes and Effects of the Merger"

    •
    "Summary Term Sheet — Plans for the Company after the Merger"

    •
    "Summary Term Sheet — Financing of the Merger"

    •
    "Summary Term Sheet — Interests of the Company's Executive Officers and Directors in the Merger"

    •
    "Special Factors — Background of the Merger"

    •
    "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

    •
    "Special Factors — Purpose and Reasons of the Buyer Group for the Merger"

    •
    "Special Factors — Effect of the Merger on the Company"

    •
    "Special Factors — Plans for the Company after the Merger"

    •
    "Special Factors — Financing"

    •
    "Special Factors — Interests of Certain Persons in the Merger"

    •
    "The Merger Agreement and Plan of Merger"

    •
    "Annex A — Agreement and Plan of Merger"

Item 7    Purposes, Alternatives, Reasons and Effects

  (a)
  Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Purposes and Effects of the Merger"

  •
  "Summary Term Sheet — Plans for the Company after the Merger"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors — Purpose and Reasons of the Buyer Group for the Merger"

  (b)
  Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors — Position of the Buyer Group as to the Fairness of the Merger"

    •
    "Special Factors — Purpose and Reasons of the Buyer Group for the Merger"

    •
    "Special Factors — Effects on the Company if the Merger is not Completed"

  (c)
  Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Purposes and Effects of the Merger"

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors — Position of the Buyer Group as to the Fairness of the Merger"

  •
  "Special Factors — Purpose and Reasons of the Buyer Group for the Merger"

  •
  "Special Factors — Effect of the Merger on the Company"

  (d)
  Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Purposes and Effects of the Merger"

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors — Effect of the Merger on the Company"

  •
  "Special Factors — Plans for the Company after the Merger"

  •
  "Special Factors — Effects on the Company if the Merger is Not Completed"

  •
  "Special Factors — Interests of Certain Persons in the Merger"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Material U.S. Federal Income Tax Considerations"

  •
  "Material PRC Income Tax Considerations"

  •
  "Material Cayman Islands Tax Considerations"

  •
  "Annex A — Agreement and Plan of Merger"

Item 8    Fairness of the Transaction

  (a)-(b)  Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Summary Term Sheet — Recommendations of the Special Committee and our Board of Directors"

    •
    "Summary Term Sheet — Position of Buyer Group as to Fairness"

    •
    "Summary Term Sheet — Interests of the Company's Executive Officers and Directors in the Merger"

    •
    "Special Factors — Background of the Merger"

    •
    "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

    •
    "Special Factors — Position of the Buyer Group as to the Fairness of the Merger"

    •
    "Special Factors — Opinion of the Special Committee's Financial Advisor"

    •
    "Special Factors — Interests of Certain Persons in the Merger"

    •
    "Annex B — Opinion of Houlihan Lokey (China) Limited"

  (c)
  Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Shareholder Vote Required to Approve the Merger Agreement"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "The Extraordinary General Meeting — Vote Required"

  (d)
  Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  (e)
  Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Recommendations of the Special Committee and our Board of Directors"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  (f)
  Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

Item 9    Reports, Opinions, Appraisals and Negotiations

  (a)
  Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors — Background of the Merger"

  •
  "Special Factors — Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B — Opinion of Houlihan Lokey (China) Limited"

  (b)
  Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Special Factors — Opinion of the Special Committee's Financial Advisor"

  •
  "Annex B — Opinion of Houlihan Lokey (China) Limited"

  (c)
  Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Where You Can Find More Information"

        The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.

Item 10    Source and Amount of Funds or Other Consideration

  (a)
  Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Financing of the Merger"

  •
  "Special Factors — Financing"

  •
  "The Merger Agreement and Plan of Merger"

  •
  "Annex A — Agreement and Plan of Merger"

  (b)
  Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Financing of the Merger"

  •
  "Special Factors — Financing"

  (c)
  Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Special Factors — Fees and Expenses"

  (d)
  Borrowed Funds.

    Not applicable.

Item 11    Interest in Securities of the Subject Company

  (a)
  Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Share Ownership of the Company's Directors and Executive Officers and Voting Commitments"

  •
  "Special Factors — Interests of Certain Persons in the Merger"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (b)
  Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "Transactions in the Shares and ADSs"

Item 12    The Solicitation or Recommendation

  (d)
  Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Share Ownership of the Company's Directors and Executive Officers and Voting Commitments"

  •
  "Questions and Answers about the Extraordinary General Meeting and the Merger"

  •
  "Special Factors — Voting by the Continuing Shareholders at the Extraordinary General Meeting"

  •
  "The Extraordinary General Meeting — Vote Required"

  •
  "Security Ownership of Certain Beneficial Owners and Management of the Company"

  (e)
  Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — Recommendations of the Special Committee and our Board of Directors"

  •
  "Summary Term Sheet — Position of the Buyer Group as to Fairness"

  •
  "Summary Term Sheet — Share Ownership of the Company's Directors and Executive Officers and Voting Commitments"

  •
  "Special Factors — Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors"

  •
  "Special Factors — Position of the Buyer Group as to the Fairness of the Merger"

  •
  "The Extraordinary General Meeting — Our Board's Recommendation"

Item 13    Financial Statements

  (a)
  Financial Information. The audited financial statements of the Company for the years ended December 31, 2011 and December 31, 2012 are incorporated herein by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2012, filed on November 15, 2013 (see page F-1 and following pages).

    The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

    •
    "Financial Information"

    •
    "Where You Can Find More Information"

  (b)
  Pro Forma Information.

    Not applicable.

Item 14    Persons/Assets, Retained, Employed, Compensated or Used

  (a)
  Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

  •
  "The Extraordinary General Meeting — Solicitation of Proxies"

  (b)
  Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

  •
  "Summary Term Sheet — The Parties Involved in the Merger"

  •
  "Special Factors — Interests of Certain Persons in the Merger"

  •
  "Annex D — Directors and Executive Officers of the Company and Each Entity in the Buyer Group"

Item 15    Additional Information

  (c)
  Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16    Exhibits

(a)-(1) Preliminary Proxy Statement of the Company dated , 2013 (the "Proxy Statement").
(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3) Form of Proxy Card, incorporated herein by reference to Annex G of the Proxy Statement.
(a)-(4) Form of ADS Voting Instruction Card, incorporated by reference to Annex H of the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated February 21, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on February 21, 2013.

(a)-(6) Press Release issued by the Company, dated August 15, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 15, 2013.
(b)-(1) Equity Commitment Letter, dated as of February 21, 2013, by and among H.D.S. Investment LLC, WSP OCTG GROUP Ltd. and JM OCTG GROUP Ltd.*

(c)-(1) Opinion of Houlihan Lokey (China) Limited, dated February 21, 2013, to the Special Committee of the board of directors of the Company, incorporated herein by reference to Annex B of the Proxy Statement.
(c)-(2) Presention to the Special Committee of the board of directors of the Company, dated February 21, 2013, from Houlihan Lokey (China) Limited.*
(c)-(3) Update Discussion Materials for the Special Committee of the board of directors of the Company, dated April 25, 2012, from Houlihan Lokey (China) Limited.*
(c)-(4) Update Discussion Materials for the Special Committee of the board of directors of the Company, dated February 27, 2012, from Houlihan Lokey (China) Limited.*

(d)-(1) Agreement and Plan of Merger, dated as of February 21, 2013 and amended on August 15, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd. and WSP Holdings Limited, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Rollover Agreement, dated as of February 21, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Expert Master Holdings Limited, UMW China Ventures (L) Ltd. and Piao Longhua, incorporated herein by reference to Annex E of the Proxy Statement.

(d)-(3) Voting Agreement, dated as of February 21, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Expert Master Holdings Limited and Piao Longhua, incorporated herein by reference to Annex F-1 to the Proxy Statement.

(d)-(4) Voting Agreement, dated as of February 21, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd. and UMW China Ventures (L) Ltd., incorporated herein by reference to Annex F-2 to the Proxy Statement.
(d)-(5) Limited Guarantee, dated as of February 21, 2013, by H.D.S. Investment LLC in favor of WSP Holdings Limited.*
(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the Proxy Statement.
(f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.
(g) Not applicable.

*
Previously filed on March 19, 2013

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

WSP Holdings Limited
By: /s/ Dennis D. Zhu
Name: Dennis D. Zhu
Title: Chairman, Special Committee
WSP OCTG Group Ltd.
By: /s/ Jubao Xie
Name: Jubao Xie
Title: Director
JM OCTG Group Ltd.
By: /s/ Jubao Xie
Name: Jubao Xie
Title: Director
Longhua Piao
By: /s/ Longhua Piao
Expert Master Holdings Limited
By: /s/ Longhua Piao
Name: Longhua Piao
Title: Director
UMW China Ventures (L) Ltd.
By: /s/ Datuk Syed Hisham Bin Syed Wazir
Name: Datuk Syed Hisham Bin Syed Wazir
Title: President and Group CEO
UMW Petropipe (L) Ltd.
By: /s/ Datuk Syed Hisham Bin Syed Wazir
Name: Datuk Syed Hisham Bin Syed Wazir
Title: President and Group CEO
UMW Holdings Berhad
By: /s/ Datuk Syed Hisham Bin Syed Wazir
Name: Datuk Syed Hisham Bin Syed Wazir
Title: President and Group CEO
Jubao Xie
By: /s/ Jubao Xie
H.D.S. Investments LLC
By: /s/ Jubao Xie
Name: Jubao Xie
Title: Director

Exhibit Index

(a)-(1) Preliminary Proxy Statement of the Company dated , 2013 (the "Proxy Statement").
(a)-(2) Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3) Form of Proxy Card, incorporated herein by reference to Annex G of the Proxy Statement.
(a)-(4) Form of ADS Voting Instruction Card, incorporated by reference to Annex H of the Proxy Statement.

(a)-(5) Press Release issued by the Company, dated February 21, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on February 21, 2013.

(a)-(6) Press Release issued by the Company, dated August 15, 2013, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the Securities and Exchange Commission on August 15, 2013.
(b)-(1) Equity Commitment Letter, dated as of February 21, 2013, by and among H.D.S. Investment LLC, WSP OCTG GROUP Ltd. and JM OCTG GROUP Ltd.*

(c)-(1) Opinion of Houlihan Lokey (China) Limited, dated February 21, 2013, to the Special Committee of the board of the directors of the Company, incorporated herein by reference to Annex B of the Proxy Statement.
(c)-(2) Presentation to the Special Committee of the board of directors of the Company, dated February 21, 2013, from Houlihan Lokey (China) Limited.*
(c)-(3) Update Discussion Materials for the Special Committee of the board of directors of the Company, dated April 25, 2012, from Houlihan Lokey (China) Limited.*
(c)-(4) Update Discussion Materials for the Special Committee of the board of directors of the Company, dated February 27, 2012, from Houlihan Lokey (China) Limited.*

(d)-(1) Agreement and Plan of Merger, dated as of February 21, 2013 and amended on August 15, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd. and WSP Holdings Limited, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Rollover Agreement, dated as of February 21, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Expert Master Holdings Limited, UMW China Ventures (L) Ltd. and Piao Longhua, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3) Voting Agreement, dated as of February 21, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd., Expert Master Holdings Limited and Piao Longhua, incorporated herein by reference to Annex F-1 to the Proxy Statement.

(d)-(4) Voting Agreement, dated as of February 21, 2013, by and among WSP OCTG GROUP Ltd., JM OCTG GROUP Ltd. and UMW China Ventures (L) Ltd., incorporated herein by reference to Annex F-2 to the Proxy Statement.
(d)-(5) Limited Guarantee, dated as of February 21, 2013, by H.D.S. Investment LLC in favor of WSP Holdings Limited.*
(f)-(1) Dissenter Rights, incorporated herein by reference to the section entitled "Dissenter Rights" in the Proxy Statement.
(f)-(2) Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the Proxy Statement.
(g) Not applicable.

*
Previously filed on March 19, 2013